P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J7

Symbol – TSX & AIM: KGI
February 07th, 2006

Kirkland Lake Gold Third Quarter Review

Kirkland Lake Gold Inc. (the “Company”) reports the following for its third fiscal quarter ending January 31st, 2006 (all figures in Canadian dollars):

  Gold sales totalled 18,624 ounces for the third quarter at an average realized price of $596 per ounce vs 11,913 ounces sold in the third quarter of fiscal 2005 at an average realized price of $ 528 per ounce.

  Operations produced and milled 40,252 tons of ore at a grade of 0.41 ounces per ton producing 16,433 ounces of gold compared to the production of 11,921 ounces of gold from 37,936 tons of ore grading 0.32 ounces per ton in the third quarter of fiscal 2005.

  Operating costs were $148 per ton vs $ 252 per ton during the third quarter of fiscal 2005. Lower-cost, higher productivity mining methods are providing an increasing percentage of ore mined.

  The Company commenced the exploration and production drift from the 5300 level which will permit quicker development of the new exploration discoveries to the south.
  This work has been supported by the fully operational loading pocket on the 5600 level, commissioned in the prior quarter.

“We were pleased to exceed our targeted reductions in operating costs for the third quarter and hope to achieve further operating cost reductions in the fourth fiscal quarter” said Bob Rodrigue, the Company’s Chief Financial Officer. “We were below targeted grade and slightly behind in tons mined due to delays in the mining of certain higher grade stopes which will be mined in the fourth quarter.”

Full financial information for the third quarter will be issued on March 1, 2006.

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties – Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves – in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

For further information, please contact:

Brian Hinchcliffe	Investor Relations
President	Scott Koyich
Phone 1 705 567 5208	Phone 1 403 215 5979

Fax 1 705 568 6444	E-mail: info@klgold.com

Chelsea Hayes
Pelham Public Relations
Phone +44 20 743 6675
E-mail : chelsea.hayes@pelhampr.com

Website- www.klgold.com

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responsibility for the adequacy or accuracy of this news release.